UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025 (Report No. 2)

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (the “Report”) of Silynxcom Ltd. (the “Company”) consists of the Company’s: (i) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2025, which are attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.2; and (iii) a press release issued by the Company on September 26, 2025 titled “Silynxcom Announces First Half of 2025 Financial Results, Expands Client Diversity and Raised $2.9M to Support Growth”, which is attached hereto as Exhibit 99.3.

This Report, except for the press release included as Exhibit 99.3, is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-285443) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Silynxcom Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2025.
99.2	Silynxcom Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2025.
99.3	Press release titled “Silynxcom Announces First Half of 2025 Financial Results, Expands Client Diversity and Raised $2.9M to Support Growth”.
EX-101.INS	Inline XBRL Taxonomy Instance Document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: September 26, 2025	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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